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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Singleton Blvd, Ste 3401
(No. and Street)

Dallas	TX	75212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Building 2, Suite 1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marcus McCain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BLAKE R. BOETTCHER
Notary Public, State of Texas
Comm. Expires 09-09-2023
Notary ID 132164511

Signature

President-CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Financial Statements
and Supplementary Information

As of and for the Year Ended September 30, 2019

With Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2019

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (the "Company") as of September 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

January 14, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Statement of Financial Condition
September 30, 2019

ASSETS		
Cash		3,155
Clearing deposits		32,633
Other assets		507
TOTAL ASSETS	$	36,295
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		15,862
Due to clearing broker		2,297
TOTAL LIABILITIES		18,159
Stockholder's Equity		
Common stock - Par value $1, 25,000 shares authorized, issued, outstanding		25,000
Additional paid-in-capital		317,228
Retained earnings (deficit)		(324,092)
STOCKHOLDER'S EQUITY		18,136
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	36,295

See accompanying notes to financial statements

Statement of Operations
For the Year Ended September 30, 2019

REVENUE:	
Commission income	9,991
Mutual fund fees	1,826
Total revenue	11,817
OPERATING EXPENSES:	
Compensation and benefits	96,983
Professional fees	32,825
Clearance fees	30,628
Other	7,433
Occupancy	10,208
Technology and Communications	4,959
Total expenses	183,036
NET LOSS	$ (171,219)

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at October 1, 2018	$ 25,000	$ 157,228	$ (152,873)	$ 29,355
Net Loss			(171,219)	(171,219)
Contributions from stockholder		160,000		160,000
Balance at September 30, 2019	$ 25,000	$ 317,228	$ (324,092)	$ 18,136

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended September 30, 2019

OPERATING ACTIVITIES:	
Net Loss	$ (171,219)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Increase in clearing deposit	(11,198)
Decrease in other assets	210
Decrease in due to clearing broker	(2,378)
Increase in accounts payable and accrued expenses	549
Decrease in Commissions Payable	(4,191)
Net cash used by operating activities	(188,227)
FINANCING ACTIVITIES:	
Contributions from stockholder	160,000
Net cash provided by financing activities	160,000
NET DECREASE IN CASH	(28,227)
CASH AT BEGINNING OF PERIOD	31,382
CASH AT END OF PERIOD	$ 3,155

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2019

1. Organization and Nature of Business

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

The Company is wholly owned by MADA Hong Kong, LTD.

2. Summary of Significant Accounting Policies

Basis of Accounting
The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash
The Company maintains its cash balances in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition
The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

The Financial Accounting Standards Board (FASB), has issued a comprehensive revenue recognition that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Notes to Financial Statements
September 30, 2019

Revenue Recognition (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payable to Clearing Broker and Clearance Agreement
The Company is associated with Axos Clearing and Interactive Brokers (Clearing Brokers), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the clearing brokers. The deposit is refundable, if, and when, the Company ceases doing business with the clearing brokers. The payable to clearing broker at September 30, 2019 arises from this arrangement.

Income Taxes
The Company, with the consent of its shareholder, was an S Corporation through August 2, 2018. It is believed that the Company will file returns after August 2, 2018 as a corporation. As a corporation for income tax reporting purposes effective August 2, 2018, deferred taxes are recognized for net operating loss carryforwards and for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are evaluated for realization and a valuation allowance is provided when it is considered more likely than not that the deferred tax assets will be unrealized.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no uncertain tax positions at September 30, 2019.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be sustained upon examination.

Lease Accounting
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. Concentrations of Credit Risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearing broker agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing brokers, monitor collateral on the securities transactions introduced by the Company.

Notes to Financial Statements
September 30, 2019

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2019, the Company had a net capital deficit of $82,370 which was $87,370 less than its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was -22%.

The net capital deficit relates to a $100,000 deduction arising from the Company's failure to maintain fidelity bond coverage at September 30, 2019. The Company obtained the required coverage in December 19, 2019 and thereby reduced its deficit by $100,000 at that time.

5. Subsequent Event

The Company has evaluated subsequent events through the date that the financial statements were issued.

6. Income Taxes

It is believed that the Company became a corporation for income tax reporting purposes upon a change of ownership, effective August 2, 2018. The Company has incurred losses since it became a corporation and has a net operating loss carryforward to future years of approximately $183,000 at September 30, 2019.

Deferred tax effects at September 30, 2019 are related to the net operating loss carryforward and result in a deferred tax asset of approximately $38,000. The deferred tax asset is wholly offset by a valuation allowance, as it is considered more likely than not, that the deferred tax asset will be unrealized.

7. Commitments and Contingencies

The Company leases office space under a month-to-month agreement. Rent expense for the year was approximately $10,200.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2019.

8. Net Loss

The Company incurred a loss for the year ended September 30, 2019. The Company's stockholder has represented that it intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements has been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2019

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 18,136
DEDUCTIONS AND/OR CHARGES:	
Adjustment for fidelity bond coverage	(100,000)
Other assets	(506)
NET CAPITAL	$ (82,370)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ (87,370)
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ (87,370)
AGGREGATE INDEBTEDNESS	$ 18,158
Percentage of aggregate indebtedness to net capital	-22%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of September 30, 2019.

See accompanying notes to financial statements

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

**SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at September 30, 2019.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

January 14, 2020
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Peter Elish Investments Securities
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Peter Elish Investments Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2019 without exception.

I, Marcus McCain, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Date: 12/18/19

Title: President-CCO